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                                                             OMB APPROVAL
                                                      OMB Number:
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                      UNITED STATES                   Estimated average burden
            SECURITIES AND EXCHANGE COMMISSION        hours per response....2.50
                 Washington, D.C.  20549              --------------------------
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                                                           SEC FILE NUMBER
                       FORM 12b-25                            001-10058
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                                                      --------------------------
               NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                              033-066101
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(Check One):[X]Form 10-K [_]Form 20-F [_]Form 11-K [_]Form 10-Q [_]Form N-SAR

     For Period Ended:  December 31, 2000
     [__]     Transition Report on Form 10-K
     [__]     Transition Report on Form 20-F
     [__]     Transition Report on Form 11-K
     [__]     Transition Report on Form 10-Q
     [__]     Transition Report on Form N-SAR
     For the Transition Period Ended:_________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Anchor Pacific Underwriters, Inc.
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Full Name of Registrant


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Former Name if Applicable

610 West Ash Street
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Address of Principal Executive Office (Street and number)

San Diego, CA 92101
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)  The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Annual Report on Form 10-K for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its annual financial data.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

                                             Ted C. Filley                                                   619-557-2777
           ------------------------------------------------------------------------------------    ---------------------------------
                                                (Name)                                               (Area Code + Telephone Number)

(2)        Have all other period reports required under Section 13 or 15(d) of the Securities
           Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the
           preceding 12 months (or for such shorter period that the registrant was required to            [_] Yes    [X] No
           file such reports) been filed?  If the answer is no, identify report(s).

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(3)        Is it anticipated that any significant change in results of operations from the
           corresponding period for the last fiscal year will be reflected by the earnings                [_] Yes    [X] No
           statements to be included in the subject report or portion thereof:

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                       Anchor Pacific Underwriters, Inc.
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                 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       March 29, 2001             By:       /s/ Ted C. Filley
      ______________________________      ______________________________________
                                          Ted C. Filley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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

Part IV - OTHER INFORMATION.

       (2) On January 12, 2001 the Company filed a Form 8-K in connection with its purchase of substantially all the assets of the company formerly known as Noveaon, Inc., a Delaware corporation , from a Chapter 11 bankruptcy estate as approved by the United States Bankruptcy Court for the Eastern District of Pennsylvania (Bankruptcy No. 00-18821 BIF). The Company is required to amend such Form 8-K reporting this transaction and supplement the report with financial statements for the business acquired within seventy-five days of January 12, 2001. As of the date of this notification, the Company was unable to prepare such financial statements.


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